December 7, 2016

VIA EDGAR

Office of the Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Larry Spirgel, Esq.

Re: Vonage Holdings Corp.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 12, 2016
File No. 001-32887

Ladies and Gentlemen:
On behalf of Vonage Holdings Corp. (the “Company”), set forth below are the comments contained in your November 7, 2016 letter with respect to the above-captioned filing, together with the responses of the Company to each comment.
Financial Statements
Note 14. Segment Information, page F-41
1.     We note your response to comment 1. We note you identified that your CODM is Mr. Redling, your Chief Operating Officer (“COO”). We also note statements in the company’s first quarter earnings call made by Mr. Masarek, your Chief Executive Officer (“CEO”), indicating that Mr. Jamous, Nexmo’s President, will report to Mr. Masarek and that Nexmo will remain a stand-alone business unit. Please clarify how Mr. Redling functions as your CODM in accordance with ASC 280-10-50-5 if Nexmo’s President reports to the CEO. Please also describe Mr. Masarek’s role and function as your CEO.
Our Chief Operating Decision Maker
As our Chief Executive Officer, Mr. Masarek sets the strategic direction for the Company and drives the execution of that strategy by the Company. In that role, Mr. Masarek leads the Company’s strategic business direction including corporate development, business development, technology development, product development, and human resources. Mr. Masarek also is responsible for shareholder relations, key customer and vendor relations, and establishing our strong Company culture. Mr. Masarek does assess and evaluate Company financial performance in order to ensure the execution of our strategy. This assessment consists of a review of financial information that is prepared on a monthly, quarterly and annual basis including Consolidated Income Statement, Consolidated Balance Sheet and Cash Flow, Operating Segment Revenue, Allocated Gross Margin (Business and Residential), and Key Performance Indicators (Business and Residential). While it is Mr. Redling who is responsible for the assessment of financial performance and allocation of resources between our segments, Mr. Masarek sets the strategic direction of the Company and evaluates performance against that strategic plan. This approach will continue under our new organizational structure, which will be in place beginning in the first quarter of 2017.

As of the filing of our Annual Report on Form 10-K for 2015, we identified our Chief Operating Officer as our CODM. Going forward, given the above, we expect to conclude that Mr. Masarek and Mr. Redling combine to be our CODM.
The Integration of Nexmo and Our Segment Reporting
As a result of the acquisition of Nexmo, and subsequent experience owning the business to date, we initiated a re-evaluation of our organizational structure. At the outset, as stated by Mr. Masarek on our Q1 earnings call, Nexmo was left as a stand-alone business unit. This structure is not uncommon in the months directly following an acquisition. The Company has since evaluated the best course for integration, the achievement of synergies from the integration of the two companies, and the most efficient operational structure for the Company. While Mr. Jamous has continued to have a reporting line to Mr. Masarek, we are integrating Nexmo into our functional organizational structure, in which key functional leaders will be responsible for execution across our two operating segments, including for the Nexmo business, and report to our CODM. This integration is in the planning stages. Upon implementation of the integration during the first quarter of 2017, we expect the following:

•	Mr. Jamous to take on a strategic, non-operational, role within the Company focusing on advancing our cloud communications strategy.

•	The full integration of Nexmo’s functional areas into the Company’s broader functional organizational structure, including operational leadership reporting up to our COO.

•
The creation of a new operating segment, comprised of (1) our former Business segment, (2) the existing Nexmo business, and (3) customers who have signed up for a business phone plan through our Residential product (“VDV Business Customers”).

•	A continuing Residential segment which will no longer contain our VDV Business Customers.

•	With respect to our new Business segment, no separate financial statements will be prepared on a component basis (e.g. for Nexmo-related business activities).
As noted above, we expect these integration activities to be complete and effective during the first quarter of 2017. Upon the completion of the integration, based upon an evaluation of ASC 280-10-50-11, we expect to have two reportable segments, the newly created Business segment and the Residential segment. These actions lead to the following reporting outcomes:
In our Form 10-K for the fiscal year ended December 31, 2016:

•	The continued existence of two operating segments, Business and Residential.

•	One reportable segment, reflecting the existing aggregation analysis of our Residential segment and our Business segment, as in existence through 2016.
In our Form 10-Q for the first quarter of 2017 and onward:

•
For our Form 10-Q for the first quarter of 2017, description of our new operating segment structure and how it reflects the way in which we operate the Company and allocate resources, reflecting two reportable operating segments, our newly created Business and Residential.

•	In our financial statements, all required segment information reflecting our two reportable operating segments (i.e. revenues, gross margin).
2. We note your response on page 3 states that your CODM “conducts regular meetings to discuss operating activities, financial results, forecasts, and plans.” Please clarify the CODM’s specific agendas for these meetings; for example, describe in detail what operating activities are assessed, define the financial results evaluated, etc.
As noted by the Staff in Comment No. 2, our CODM conducts regular meetings to discuss operating activities, financial results, forecasts and plans. These meetings are comprised of individual meetings with his direct reports, staff meetings, and Operations Committee meetings. The agendas for individual meetings with our CODM’s direct reports are fluid, and depend upon the specific area of responsibility. For staff meetings and Operations Committee meetings, agendas cover operating activities, financial results, forecasts and plans as follows:

•	Operating Activities. At weekly staff meetings or monthly Operations Committee meetings, our COO reviews the following items:

◦	Bookings - these metrics consist of revenue for new business booked, broken down by sales channel, and productivity broken down by sales rep and by tenure.

◦	Installations - this metric consists of new business installed, on a revenue basis, and productivity of the installation workforce.

◦
Revenue churn - this metric is calculated by dividing the monthly recurring revenue from customers that have terminated during a period by the simple average of the total monthly recurring revenue from all customers in a given period. The simple average of total monthly recurring revenue from all customers during the period is the total monthly recurring revenue on the first day of the period, plus the total monthly recurring revenue on the last day of the period, divided by two. Terminations, as used in the calculation of churn statistics, do not include customers terminated during the period if termination occurred within the first month after activation. Our CODM reviews churn metrics by customer cohorts including tenure and “Reason Codes” (i.e. the cause of a customer departure).

◦	Customer care metrics - these metrics consist of customer satisfaction statistics, customer dissatisfaction statistics, and churn Reason Codes

◦	Marketing metrics - these metrics consist of lead generation statistics by mechanism (e.g. paid search, lead aggregators, and inbound) and event participation efficiency.

◦
Business systems - this update consists of status reports regarding technology projects that are tied directly to sales enablement such as quote tools, billing and ordering management, knowledge management projects, and platform projects.

◦	Business development - this update consists of information regarding distribution or referral partnerships including revenue opportunity and status.

•
Financial Results. On a quarterly basis, our CODM reviews our Consolidated Income Statement, Consolidated Balance Sheet and Cash Flow, operating segment Revenue (Business and Residential), allocated gross margin (Business and Residential), and Key Performance Indicators (Business and Residential). Key Performance Indicators consist of Revenues, Average Monthly Revenues per Seat, Seats, and Revenue Churn for our Business segment and Revenues, Average Monthly Revenues per Subscriber Line, Subscriber Lines, and Customer Churn for our Residential segment. We do not review other measures of performance or profitability, such as adjusted OIBDA, on an operating segment basis for purposes of running the business or reporting on the business performance.

•	Forecasts and Plans. On a quarterly basis, our CODM reviews our Forecasted Consolidated Income Statement and Forecasted Consolidated Balance Sheet and Cash Flow.
3. You indicate in your response to comment 2 that your residential and business operating segments have similar economic characteristics. However, we note that in each of the earnings calls for the three fiscal quarters in 2016, your CFO has stated that your consumer (now residential) segment has accounted for more than 100% of adjusted OIBDA on an allocated basis. In this regard, clarify for us how your representation in the earnings releases is consistent with your response that the residential and business operating segments have similar economic characteristics. Please explain.
Our evaluation of ASC 280-10-50-11 was based upon the formal financial statement information prepared for and reviewed by our CODM at the operating segment level. As discussed in our initial response, at the operating segment level, we only prepare revenues and allocated gross margin. All other financial statement information is prepared on a consolidated basis. Due to the fact that investors have requested information regarding adjusted OIBDA to allow comparison to our peers that are purely focused on business customers, we have provided commentary on allocated adjusted OIBDA on our earnings calls. On those calls we have also indicated that we are a functional organization and, therefore, adjusted OIBDA involves significant allocation assumptions and is not a profit measure that we use to run the business or report the business. As such, we based our evaluation of ASC 280-10-50-11 on gross margin as this is the profit measure that the CODM uses to assess performance and allocate resources to each operating segment. To the extent that adjusted OIBDA is presented and reviewed internally, that metric is presented on a consolidated basis only, and is not presented on an operating segment basis.
* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If further information or clarification with respect to the foregoing is desired, please contact the undersigned at 732.444.6723.
Sincerely,
VONAGE HOLDINGS CORP.

By: __/s/ David T. Pearson___
David T. Pearson
Chief Financial Officer

cc:	Mr. Alan Masarek
Randy K. Rutherford, Esq.

VG - 004